THE ADVISORS’ INNER CIRCLE FUND II

VONTOBEL FUNDS

AMENDED AND RESTATED SCHEDULE L

DATED MAY 21, 2024

TO THE DISTRIBUTION PLAN

DATED MAY 31, 2000,

AS AMENDED NOVEMBER 16, 2004

Subject to any limitations imposed by Rule 2341(d) of the FINRA Rules, the distributor shall receive a Rule 12b-1 fee, which shall be paid on a monthly basis. This fee will be calculated based on the annual rate set forth below, as applied to the average daily net assets of each Portfolio.

Portfolio	Class of Shares	Fee
Vontobel International Equity Fund	A Shares	0.25%
Vontobel Global Equity Fund	A Shares	0.25%
Vontobel U.S. Equity Fund	A Shares	0.25%
Vontobel Global Environmental Change Fund	A Shares	0.25%